Sub-Item 77C

              SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

                        INVESCO U.S. MID CAP VALUE FUND

A Special Meeting ("Meeting") of Shareholders of Invesco U.S. Mid Cap Value Fund ("Fund") was held on April 2, 2012. The Meeting was held for the following purpose:

(1) Approve an Agreement and Plan of Reorganization.

The results of the voting on the above matter were as follows:

                                                                                     Votes             Votes            Broker
Matter                                                              Votes For       Against           Abstain          Non-Votes
------                                                              ---------       -------           -------          ---------
(1)    Approve an Agreement and Plan of Reorganization.             2,916,752        65,883            83,235                 0